Exhibit 12

Kansas Gas and Electric Company

Computations of Ratio of Earnings to Fixed Charges

(Dollars in Thousands)

	Year Ended December 31,
	2003	2002	2001	2000	1999
Earnings from continuing operations (a)	$66,627	$59,539	$50,199	$86,708	$84,261

Fixed Charges:
Interest expense	55,467	47,844	49,610	49,606	49,518
Interest on corporate-owned life insurance borrowings	47,245	46,853	44,063	39,444	31,450
Interest applicable to rentals	19,563	20,636	22,688	22,903	23,968

Total Fixed Charges	122,275	115,333	116,361	111,953	104,936

Earnings (a)	$188,902	$174,872	$166,560	$198,661	$189,197

Ratio of Earnings to Fixed Charges	1.54	1.52	1.43	1.77	1.80

(a)	Earnings are deemed to consist of earnings from continuing operations and fixed charges. Fixed charges consist of all interest on indebtedness, amortization of debt discount and expense, and the portion of rental expense that represents an interest factor.